Contact

curtis@beemortgageapp.com

www.linkedin.com/in/
curtiswoodbee (LinkedIn)

Top Skills

Leadership

Certifications

Certified Blockchain Expert
Yellow Belt

Curtis Wood

Mortgage Tech Inventor | Nocatee | Bee Mortgage App Co-founder &
CEO NMLS 1308125 Purpose Driven Capitalist
Ponte Vedra Beach, Florida, United States

Summary

Curtis is Co-founder & CEO of Bee, a Florida mortgage broker
currently undergoing a soft launch of its flagship product, the first
Web3 mortgage app for homebuyers.

See what customers are saying about Bee's new app! https://
youtu.be/M8OaVJOQCZQ

Experience

Bee Mortgage App
Founder & CEO
May 2018 - Present (6 years 2 months)

Started my own company and built a mortgage app that uses blockchain and
smart contracts to process 1003 data instead of loan officers and processors
like every other mortgage company in America.

• Tech can fully pre-approve a borrower in less than 8.5 minutes with verified
income and assets.

• Featured on TD Ameritrade TV, in The Washington Post, Forbes, NBC News,
CBS News, Business Insider, Bankrate, Housingwire, National Mortgage
News, Crowdfund Insider, News4Jax, National Mortgage Professional,
Mortgage Professionals Association.

EverBank
Mortgage Loan Originator
August 2016 - May 2018 (1 year 10 months)

Pitched the same idea for a mortgage app to leadership, got laughed at and
rejected again, TIAA acquires EverBank for billions, closes their Jacksonville
office and exits the mortgage business altogether.

PHH Mortgage
Mortgage Loan Originator

February 2015 - July 2016 (1 year 6 months)

Had an idea for a mortgage app, pitched it to leadership, got rejected, PHH gets acquired in a fire sale to Ocwen and closes Jacksonville office.

TheArtofBizLoyalty.com
Brand Development & Loyalty Advisor
January 2000 - February 2015 (15 years 2 months)
USA

Insight for Loyalty.

"Creating experiences employees and customers desire to re-experience is the Art of Business Loyalty."

Curtis was a C-Suite brand adviser for debt servicers, logistics firms, non-profit agencies, and brokerages and law firms; launched debt servicing firm in 2002 with a $1.2M monthly marketing budget, became the fastest growing firm from 2002 - 2004, peaked at 33,000 clients, and exited for $20M plus perpetuity.

As a brand loyalty expert he passionately devoted his energy to helping retailers and merchants mobilize brand loyalty by leveraging new mobile commerce technologies to improve retention marketing via personalized intimate customer engagements. In his role he advised enterprises in three main loyalty focused, specialty areas: start-ups, turn-arounds and expansions.

Believing dynamic loyalty disciplines and programs are essential brand extensions that promote brand essence and produce brand Ambassadors, Curtis provided special focus on solutions that increase retention success in three primary performance areas:

~ Integrated Loyalty Programs
~ Guest Frequency
~ Average Ticket

Curtis is also the creator of NIS (Non Incentivized Selling) a proprietary sales model which improves the customer experience by completely eliminating buying resistance, increases sales conversions 200% over industry average, and produces service efficiencies resulting in attrition improvements (+1,200%).

iMobile3

Brand Loyalty & Mobile Commerce Advisor
August 2014 - January 2015 (6 months)

Acquired by TSYS.

Curtis managed Brand Loyalty & Mobile Commerce for iMobile3, a software firm who developed white label mobile applications for brands such as Home Depot, Neiman Marcus and Moe's; and whose loyalty solution PassMarket was jointly developed with Apple Pay.

Acting as Chief Loyalty Architect for numerous C-Suite executives, Curtis helped businesses and multi-unit franchises acquire and retain loyal customers by improving mobile engagement. Brands saw increases in guest frequency and average ticket (+48%) via a dynamic loyalty solution that achieved high download rates (+473%) while reducing costs 37% on average.

Additional white label applications development responsibilities & achievements included:

- Advising merchants & creating custom, dynamic loyalty programs that matched their unique customer profile and increased out of store engagement.
- Created business opportunities by platform data aggregation.
- Achieved recognition for conversion increases and performance.
- Improved branch business development processes and disciplines. Resolved customer needs promoting company technologies, products and services.
- Coordinated cross channel activities with front & back end dev teams to ensure fast and efficient engineering processes met release targets.
- Influenced and lead cross-functional teams on various project applications requiring robust activity coordination through entire app development lifecycle from design and storyboarding to live release.

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Education

Tennessee Temple University